UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .                                  .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	2014 Second Half Report.	3

2

SECOND HALF 2014 REPORT

2 SECOND HALF 2014 REPORT The facts and figures contained in this report which do not refer to historical data are “projections and forwardlooking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. DISCLAIMER

3 SECOND HALF 2014 REPORT GRIFOLS ACHIEVES A RECORD NET PROFIT OF 470 MILLION EUROS WITH GROWTH OF 36% IN 2014 2014 results support the soundness of a growing company that continues to work towards its mission: improving people's health and well-being. The key developments of 2014 were the acquisition and integration of the new diagnostic unit, the refinancing of the group’s debt resulting in a reduction of financial costs and the completion of major projects to expand productive capacity. 1 Adjusted EBITDA: excludes non-recurring costs and costs associated with recent acquisitions. 2 Adjusted Net Profit: excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions. 3 Market capitalization calculated on the basis of the closing prices of Class A and Class B shares on December 31, 2014. SUMMARY OF INDICATORS AND KEY DEVELOPMENTS IN 2014: NET REVENUE: 3,355.4 million euros +22.4% growth (+24.1% constant currency (cc)) • Change of relative weight of divisions: Bioscience represents 74.9%, Diagnostic 18.5% and Hospital 2.8% • 93% of revenue in foreign markets and strong sales performance across regions EBITDA: 21.1% increase to 1,047.2 million euros • Resources allocated to R&D rise by 46.6% • Optimization of administration and general service expenses EBITDA margin: stable at 31.2% of net revenue • Increased plasma efficiency as a result of increases in alpha-1 sales • Positive effect of product mix NET PROFIT: 470.3 million euros +36.1% growth and 14.0% of net revenue • Financial costs stable due to negotiation of improved funding conditions; average cost of debt down by more than 200 basis points (bps) NET FINANCIAL DEBT: 3,235.7 million euros • Increase in debt to acquire transfusion diagnostics unit from Novartis • Debt ratio of 3.0 times adjusted1 EBITDA (2.7 times cc) CASH: 1,079.2 million euros, of which 978.9 million euros derive from operating activities • Strong operating cash flow provides a basis for funding strategic investments • 251.8 million euros of net cash allocated to CAPEX DIVIDEND: 156.0 million euros allocated to dividends • The company maintains its commitment to hold the payout at 40% of net profit, after resuming the payment of cash dividends in 2013 Market capitalisation at the end of 20143 • 10,723,2 million euros WORKFORCE: +11% increase to 13,980 employees • The number of staff increases in all regions in which the company operates. +9% increase in Spain • More training delivered by Grifols academies

SECOND HALF 2014
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GRIFOLS

1. CORPORATE SITUATION IN 2014

The estimated[4] global market for plasma-derived products in 2014 exceeded 18 billion dollars. Grifols remains one of the leading companies in the manufacture of plasma-based medicines with a global market share of approximately 19%[5].

The group's main products lead global sales[5]:

PLASMA-DERIVED PRODUCT	MARKET SHARE	POSITION IN GLOBAL RANKING
IVIG (intravenous immunoglobulin)	24%	1
Alpha-1 antitrypsin	64%	1
Factor VIII	23%	1
Albumin	17%	2

Grifols has also achieved significant growth in the diagnostic sector, following the integration of the transfusion business unit acquired from Novartis. This has led to an increase in the weight of the Diagnostic division, which now accounts for 18.5% of total net revenue. The company is positioned to compete and lead in the area of transfusion diagnostic, with its blood typing product line, NAT (Procleix® NAT Solutions) blood testing technology and production of antigens.

The Hospital division has maintained its leadership in Spain as a supplier of intravenous solutions, and is gradually expanding its international presence.

Greater role for business units

Grifols' principal business units (Bioscience division, Diagnostic division and Hospital division) are solid, firmly established and complementary. The global reorganization undertaken in 2014 as part of the Strategic Plan 2013–2017 means that these business units will have greater operational scope with its own industrial and commercial responsabilities.

The new internal organizational structure is designed to anticipate the changing realities of the health sector, enabling the company to offer a more competitive, effective and integrated response to the specific needs of customers and patients. The new organization will benefit from a more streamlined structure, strengthening operations based on business units in order to speed up commercial decision-making and optimize the supply of products.

Each commercial business unit has its own, independent structure, led by a global head and supported by a unit-specific sales, marketing and services team. This commercial model is based on a higher level of specialization by knowledge area, supporting work between geographic and functional units. As part of this move, geographical functions are to be strengthened, with management at regional level and not just at country level.

During 2014 Grifols continued to make significant investments to ensure its position as a leading innovator based both on technological development and improving and expanding its productive capacity, to which it allocates capital expenditure (CAPEX), and on the search for differentiating factors that contribute added value. To achieve this, the company has an ambitious R&D program, reinforced by strategic acquisitions.



Key lines of Grifols management strategy

During 2014, Grifols' management strategy focused on three key lines of action:

1. Consolidation of the organic growth of the business.
2. Acquisition and integration of the transfusion diagnostics unit acquired in January 2014, with the aim of constructing a more global and diversified company with greater growth potential.
3. Completion of the refinancing process, reducing the average cost of debt by more than 200 basis points (bps) to 3.5%.

[4] Source: Koncept Analytics, *The Global Blood Plasma Market Report* – 2014.
[5] Source: Marketing Research Bureau (MRB) and internal information, 2013.

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2. BUSINESS PERFORMANCE AND RESULTS

PROFIT AND LOSS ACCOUNT: KEY INDICATORS

Net revenue performance: 3,355.4 million euros

Grifols closed 2014 with business net revenue of 3,355.4 million euros, including the transfusion diagnostics business acquired from Novartis in January 2014. Compared to the figure of 2,741.7 million euros for 2013, this represents an increase of 22.4% and 24.1% excluding exchange rate effects (cc).

Net revenue by division: change of relative weightings following the expansion of the diagnostic business

The acquisition of the transfusion diagnostics unit has changed the relative weight of the divisions of Grifols. This operation was part of a growth strategy that has contributed to the diversification of the plasma protein business (Bioscience division) while also boosting a complementary area. The diagnostic activity focuses on the safety of donations of both, whole blood for transfusions and plasma used in the manufacture of plasma-derived products.

As planned, the Bioscience division is now 74.9% of revenues, while the Diagnostic division increased to 18.5% and the Hospital division accounted for 2.8%.

NET REVENUE BY DIVISION 2014

IN THOUSANDS OF EUROS	2014	% NET REVENUE	2013	% NET REVENUE	% VAR	% VAR cc*
BIOSCIENCE	2,513,510	74.9%	2,448,824	89.3%	2.6%	4.0%
DIAGNOSTIC	620,022	18.5%	130,339	4.8%	375.7%	383.9%
HOSPITAL	94,800	2.8%	97,131	3.5%	-2.4%	-0.2%
RAW MATERIALS AND OTHERS	127,052	3.8%	65,438	2.4%	94.2%	95.3%
TOTAL	**3,355,384**	**100.0%**	**2,741,732**	**100.0%**	**22.4%**	**24.1%**

* Constant Currency (cc) excludes the impact of exchange rate movements

Stability of net revenue performance across all divisions

In 2014 the revenue of the **Bioscience division** was 2,513.5 million euros, growing 2.6% (4.0% cc) compared with 2013. The price of plasma-derived medicines remained globally stable and revenues were driven by the positive performance of sales volumes of the company's main plasma proteins. The growth of alpha-1 in the North America and Europe was particularly strong. Improvements in diagnosing the deficit of this protein are one of the company's strategic objectives.

Grifols has maintained its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. It is also important to note the sales performance of other plasma proteins such as specific hyperimmune immunoglobulins for the treatment of potentially fatal infections such as rabies, tetanus, hepatitis B and Rh incompatibility, which give Grifols a broad and differentiated product portfolio.

Net revenues of the **Diagnostic division** were 620.0 million euros in 2014. Organic growth was positive, and the overall division increased revenues by 375.7% (383.9% cc) taking into account the incorporation of the transfusion diagnostic unit. Following this acquisition, the company has redefined its Diagnostic division, which now controls the entire value chain from donation through to transfusion, and has developed a new growth strategy focused on a broader and more specialized product portfolio, a new commercial strategy to access priority markets and the search for opportunities with other divisions.

Sales in international markets rose and turnover increased both in emerging countries such as Mexico, China and Brazil

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SECOND HALF 2014 REPORT

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and in mature markets such as the United Kingdom, Germany and Japan, among others.

In transfusion medicine and specifically in the immunohematology area, sales of analyzers (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) were very active, with the latter rising by 23% thanks to the sales effort in countries such as France, the United Kingdom, Qatar and Saudi Arabia.

Penetration of the Asia-Pacific region has also progressed, both in instrumentation and NAT technology reagents and software (Procleix® NAT Solutions) that Grifols distributes and sells under an agreement with US firm Hologic Inc. that runs until 2025. The sales performance in countries such as Japan and South Korea was particularly impressive, as was the contribution of countries such as Brazil and Mexico. The division has also obtained a number of licenses and authorization for new assays and NAT technology systems that will help to grow its presence in mature markets such as the United States and Europe in the short to medium term.

The **Hospital division** generated 94.8 million euros of net revenue, decreasing by 2.4% (-0.2% cc) compared to the figure of 97.1 million euros in 2013. 73% of the division's net revenue is generated in Spain where, despite recent cuts in health spending, net revenue rose by 2.8% due to an increase in sales of the nutrition and hospital pharmacy area.

The termination of one third-party parenteral solutions manufacturing contract and delays in completing orders in some hospitals in Latin America impacted net revenue generated in international markets. The successful registration of blood bags in Canada and the application for the FDA sales license for the 500 ml saline solution will contribute to the division's international commercial development.

Finally, Grifols' non-recurring net revenue, reported in the **Raw Materials & Others division**, rose to 127.1 million euros, representing 3.8% of turnover. These include, among others: third-party engineering projects performed by Grifols Engineering; as well as all revenue derived from manufacturing agreements with Kedrion, and royalties' from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will decline as planned.

Net revenue by region: 93% of net revenue generated in external markets

In 2014 Grifols continued to focus heavily on international activity, generating 93.4% of its net revenue outside Spain. The company's recurring net revenue (excluding Raw Materials & Others) in foreign markets rose by 21.7% (23.6% cc) compared to 2013, and amounted to 3,013.8 million euros, including international revenues from the newly acquired diagnostic business.

2014 - NET REVENUE BY REGION

IN THOUSANDS OF EUROS	2014	% NET REVENUE	2013	% NET REVENUE	% VAR	% VAR cc*
US+CANADA	2,042,700	60.9%	1,694,361	61.8%	20.6%	21.7%
EU	662,802	19.8%	556,325	20.3%	19.1%	19.0%
R.O.W.	522,830	15.5%	425,608	15.5%	22.8%	29.2%
SUBTOTAL	*3,228,332*	*96.2%*	*2,676,294*	*97.6%*	*20.6%*	*22.4%*
RAW MATERIALS AND OTHERS**	127,052	3.8%	65,438	2.4%	94.2%	95.3%
TOTAL	3,355,384	100.0%	2,741,732	100.0%	22.4%	24.1%

* Constant Currency (cc) excludes the impact of exchange rate movements

** Since January 2014, "Others" (Raw Materials & Others) is not broken down by geographic region. The figures for 2013 have been modified to facilitate comparison.

6

7 SECOND HALF 2014 REPORT In the United States and Canada net revenue rose by 20.6% (21.7% cc) to 2,042.7 million euros. This represents 60.9% of the group’s total net revenue, including net revenue from the diagnostic unit. The acquisition has not only helped to strengthen the net revenue of the Diagnostic division in these markets but has also consolidated its commercial network. The plasma proteins market in the United States was one of the most competitive in 2014. In this context, Grifols has remained committed to a commercial strategy based on quality, safety and adaptation of its products to patient needs. During the last part of the year Grifols intensified its marketing and promotion programs. These programs offer special terms to specific clients in the purchase of some products. The sales effort in the United States and the expansion of the sales network in Canada have significantly strengthened Grifols’ pulmonary line in both countries, delivering increased sales of alpha-1 antitrypsin and improved access to treatment for new patients. In the European Union, sales performance in the third and fourth quarters confirmed the forecast recovery of revenues on a comparable basis. Net revenue was 662.8 million euros, including the allocation of sales from the diagnostic unit, representing growth of 19.1% (19.0% cc) compared to 2013. Recurring income6 in the European Union excluding Spain grew by 25.8% to 448.2 million euros. This increase was due primarily to increased sales of plasma proteins and the positive impact of incorporating the new NAT technology projects of the diagnostic unit. The greater dynamism seen in different regions of the European Union and North America has been maintained, although shifts in exchange rates, which were particularly volatile in 2014, have had an impact on net revenue generated in the rest of the world (ROW). Overall, ROW net revenue excluding Raw Materials & Others grew by 22.8% (29.2% cc) to 522.8 million euros. Geographical expansion to promote organic growth focuses on two areas: 1. Boosting the products and services of the three divisions in the principal markets in which the company operates. A strategy of commercial integration has been designed, in which the company’s range of plasma proteins is complemented by other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division). 2. Expanding the presence in new geographic regions with potential for growth. Some emerging regions offer significant growth potential, and Grifols is strengthening its presence in markets such as China and the Middle East. One of the countries with the greatest potential for growth is the United Arab Emirates, as evidenced by the fact that in the six countries that form the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates) there are 15 hospital projects in progress. Grifols has begun its penetration of this market by opening a representative office in Dubai. In China, the company’s efforts have focused both on plasma proteins and on transfusion medicine. In 2014 the company was an active participant in the 7th National Congress of the Chinese Society for Blood Transfusion (CSBT). At this congress – attended by over 2,000 professionals, making it the country’s largest transfusion medicine meeting – Grifols presented a comprehensive portfolio of products designed to contribute to transfusion safety and to improve the efficiency of laboratory tests. Other countries such as India, Indonesia and Taiwan also offer new opportunities for the geographical expansion of diagnostic products. Since the beginning of 2015, the company has direct commercial presence in India and Taiwan. Solid results: EBITDA exceeds 1 billion euros for the first time In absolute terms, Grifols’ EBITDA exceeds 1,000 million euros for the first time, totaling 1,047.2 million euros, an increase of 21.1%, while adjusted1 EBITDA increased 17.1% to 1,074 2 million euros. EBITDA margin is 31.2% of net revenue and the adjusted1 EBITDA margin is 32.0%. The resources allocated to R&D increased substantially, growing 46.6%7 in 2014, aiming to accelerate current projects, as announced by the company. Grifols continues to obtain FDA and EMA licenses to perform all of the different manufacturing stages at any of its manufacturing plants, allowing it to flexibly combine processes, optimize manufacturing efficiencies. Developments in this area during 2014 include: • FDA approval to use fraction IV-1 (intermediate product) obtained at the Clayton plant in the production (purification and filling) of alpha-1 antitrypsin (Prolastin®) at the Parets del Vallès plant (Barcelona, Spain). • Authorization to use fraction II+III obtained at the Los Angeles plant (California, USA) in the manufacture of IVIG (Gamunex®) at the same plant. Grifols continues to work to obtain a FDA license to use the cryoprecipitate obtained at the Clayton plant at the Los Angeles factor VIII purification plants. The company is also 6 Excluding Raw Materials & Others. 7 Excluding the resources that the company allocates to R&D through its investee companies.

SECOND HALF 2014
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GRIFOLS

engaged in validating the use of fraction V from any of its manufacturing plants to be purified at any of its purification plants to obtain albumin. The company expects to receive these licenses and maximize the flexibility and scalability of processes in 2016.

Grifols maintains its strategic objective of maximizing the utilization of each liter of plasma and thus optimizing income per liter. This means delivering balanced market share growth for the principal plasma proteins sold, in a way that achieves industrial efficiency. The policy of optimizing overheads has been maintained, although sales and marketing costs have increased as a result of the stronger commercial activity.

Solid results: net profit rises by 36.1% to 470.3 million euros

Grifols' net profit rose by 36.1% to 470.3 million euros, a figure that represents 14.0% of the group's net revenue, an improvement of 140 bps compared to the figure of 12.6% for 2013. Adjusted net profit[2], which excludes non-recurring costs and costs associated with acquisitions, the amortization of deferred financial costs associated with the refinancing, and the amortization of intangible assets associated with acquisitions, was 597.9 million euros, a figure that represents 17.8% of net revenue and growth of 32.8% compared to the previous year.

KEY FIGURES FOR 2014

IN MILLIONS OF EUROS	2014	2013	% VAR.
NET REVENUE	3,355.4	2,741.7	22.4%
EBITDA	1,047.2	864.6	21.1%
% NET REVENUE	*31.2%*	*31.5%*	
ADJUSTED[1] EBITDA	1,074.2	917.4	17.1%
% NET REVENUE	*32.0%*	*33.5%*	
GROUP NET PROFIT	470.3	345.6	36.1%
% NET REVENUE	*14.0%*	*12.6%*	
ADJUSTED[2] GROUP NET PROFIT	597.9	450.0	32.8%
% NET REVENUE	*17.8%*	*16.4%*	

NET PROFIT RECONCILIATION (UNAUDITED)

IN MILLIONS OF EUROS	2014	2013	% VAR.
GROUP REPORTED NET PROFIT	**470.3**	**345.6**	**36.1%**
% NET REVENUE	14.0%	12.6%	
NON-RECURRING COSTS*	27.0	52.8	-48.9%
AMORTIZATION OF DEFERRED FINANCIAL EXPENSES	58.2	77.6	-25.0%
AMORTIZATION OF INTANGIBLE ASSETS ACQUIRED IN BUSINESS COMBINATIONS	76.3	32.9	131.9%
TAX IMPACT OF ADJUSTMENTS	-33.9	-58.9	-42.4%
ADJUSTED GROUP NET PROFIT	**597.9**	**450.0**	**32.8%**
% NET REVENUE	*17.8%*	*16.4%*	

* Non-Recurring costs and costs associated with recent acquisitions

8

9 SECOND HALF 2014 REPORT In 2014, the improved funding conditions negotiated in the first quarter of the year enabled Grifols to keep its financial costs stable despite the increase in debt in absolute terms by 1,500 million dollars due to the acquisition of the transfusion diagnostics unit. At constant currency, the company reduced its financial costs during the year in line with forecasts. However, exchange rate differences affected the financial result by 18.5 million euros, resulting in financial result of 261.4 million euros, compared to 237.4 million euros in 2013. This figure includes debt interest incorporating the funding to acquire the diagnostic business and the amortization of deferred financing costs, including cancellation costs of bonds and debt as part of the financing process carried out to reduce funding costs and extend maturity dates, in addition to exchange differences. The effective tax rate was lower for the year due to changes in the contribution to profits from different geographical regions. KEY BALANCE SHEET ITEMS The solid results and improved cash flow helped strengthen the balance sheet in 2014. Total consolidated assets at December 2014 were 8,449.8 million euros, a significant increase compared to the figure of 5,841.0 million euros reported in December 2013. The differences primarily reflect the acquisition of the assets of Novartis’ transfusion diagnostic unit. In particular, there has been a net increase in tangible assets of 307.5 million euros, including an immunoassay reagent manufacturing plant in Emeryville. Intangible assets have also increased as a result of an increase in goodwill, estimated as 988.4 million euro following the final allocation of the acquisition price across the relevant balance sheet items. Inventory turnover and average collection period The optimization of working capital has continued to provide a lever for increasing the cash generation of the company. The changes in working capital primarily reflect growth and the incorporation of the new diagnostic business. Optimizing the management of inventories and the control of safety stocks enables Grifols to maintain inventory at stable levels, although the increase in overall activity due to the incorporation of the new diagnostic unit has led to a 26.1% rise in stock levels. As forecast, inventory turnover remained stable, at an average of 266 days at the end of 2014, compared to 262 days in December 2013. The average collection period was 55 days, stable compared to the figure of 52 days reported in December 2013. Strong cash flow provides a basis for funding strategic investments In 2014, the group’s cash position was 1,079.2 million euros, well above the figure of 708.8 million euros reported in 2013, after payment of dividends, debt and interest. The group generated 978.9 million euros of operating cash, compared to the figure of 592.0 million euros for 2013. The higher profits and improvement in funding, following the completion in March 2014 of the debt restructuring process to improve conditions and extend repayment terms, enabled the group to fund its investment program in order to ensure the group’s long-term growth. As a result, the company allocated 1,521.1 million euros to acquisitions and capital expenditure (CAPEX) in 2014. Debt levels and credit ratings Grifols’ net financial debt at December 2014 stood at 3,235.7 million euros, including an additional 1,500 million dollars corresponding to the acquisition of the transfusion diagnostics unit. The dollar appreciation against the euro during the year affected the reported figures, because most of the company’s financial debt is denominated in dollars. The net debt/ adjusted1 EBITDA ratio was 3.01 compared to the figure of 2.28 reported in December 2013, although this falls to 2.71 when exchange rate effects are excluded. Significant cash generation and ongoing debt reduction enabled the company to successfully refinance its entire debt for a value of 5,500 million dollars (4,075 million euros) in the first quarter of the year.

SECOND HALF 2014
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GRIFOLS

Following the completion of this process in March 2014, the average cost of Grifols' debt fell by over 200 bps to 3.5%, and the average term was extended to 7 years. Both factors have helped the company to stabilize its financial costs despite an increase in absolute debt levels.

Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective, as reflected by the fact that Moody's and Standard & Poor's have maintained Grifols' corporate rating at the levels prior to the acquisition.

Credit ratings at December 2014 are as follows:

	MOODY'S	STANDARD & POOR'S
Senior secured debt	Ba1	BB
Corporate rating	Ba2	BB
Senior unsecured debt	B1	B+
Outlook	Negative	Stable

Net equity

Grifols' net equity in 2014 rose to 2,662.9 million euros, primarily as a result of profits earned during the period. The company made two dividend payments totaling 156.0 million euros, after resuming cash dividends to remunerate all the group's shareholders (Class A and Class B shares) in 2013.

In the second quarter of 2014 the company paid out the final dividends for 2013 and in December 2014 it paid out an interim dividend on account of 2014 results. Grifols remains committed to rewarding its shareholders through dividend payments, with a target payout of 40% of the group's consolidated profit.

At December 31, 2014, Grifols had share capital of 119.6 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) with a nominal value of 0.10 euros per share.

Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market and a component of the main index, Ibex-35, (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and in the United States on the NASDAQ (GRFS) via ADRs (American Depositary Receipts).

LIQUIDITY AND CAPITAL RESOURCES

The group's principal liquidity and capital requirements are designed to meet operating costs, capital expenditure (CAPEX), including the maintenance and construction of manufacturing facilities and the service of debt.

Historically, the company has met its liquidity and capital requirements with its own funds generated by its manufacturing activities and from external funding. In December 2014, Grifols' cash position stood at 1,079.2 million euros. At December 31, 2014, the company has approximately 430 million euros of unused credit lines available, including a 247 million euro revolving credit line.

- **Cash flows from operating activities:** In 2014, cash flows from operating activities increased significantly, to 978.9 million euros.

- **Cash flows from investment activities:** In 2014 rose to 1,521.1 million euros. The largest investment was the completion of the purchase of the transfusional diagnostics and immunology unit from Swiss company Novartis (Novartis International AG) for 1,653 million dollars (1,215 million euros) and capital expenditure (Capex) investments with a value of 251.8 million euros.

- **Cash flows from funding activities:** In 2014 was 841.1 million euros, including net increase in debt of 1,226.3 million euros related to the acquisition of the new diagnostic unit and 156.0 million euros of dividend payments, both the final dividend for 2013 and the interim dividend for 2014 distributed in December.

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3. KEY INDICATORS FOR THE FOURTH QUARTER OF 2014

Grifols' reported net revenue from October to December 2014 was 917.3 million euros. In comparison with the figure of 695.2 million euros for the same period of the preceding year, this is a rise of 32.0% (26.1% cc). The Bioscience division contributed 75.3% of net revenue, with growth of 10.0% (4.8% cc), with total net revenue of 690.2 million euros. The Diagnostic division generated 167.2 million euros, while the Hospital division accounted for 23.8 million euros. These figures represent 18.2% and 2.6% of the group's total income, respectively.



By geographic region, the United States and Canada led growth in sales, with recurring sales (excluding Raw Materials & Others) of 558.9 million euros, equivalent to 60.9% of net revenue. European Union, with 175.2 million euros, and other regions (ROW), with 147.2 million euros, accounted for 19.1% and 16.1% of total net revenue, respectively.

Recurring sales increased in all divisions and in all geographic regions in which the company operates.

4Q 2014 - NET REVENUE BY DIVISION

IN THOUSANDS OF EUROS	4Q 2014	% NET REVENUE	4Q 2013	% NET REVENUE	% VAR	% VAR cc*
BIOSCIENCE	690,204	75.3%	627,435	90.2%	10.0%	4.8%
DIAGNOSTIC	167,216	18.2%	32,471	4.7%	415.0%	398.1%
HOSPITAL	23,825	2.6%	22,793	3.3%	4.5%	4.3%
RAW MATERIALS AND OTHERS	36,049	3.9%	12,471	1.8%	189.1%	171.5%
TOTAL	**917,294**	**100.0%**	**695,170**	**100.0%**	**32.0%**	**26.1%**

4Q 2014 - NET REVENUE BY REGION

IN THOUSANDS OF EUROS	4Q 2014	% NET REVENUE	4Q 2013	% NET REVENUE	% VAR	% VAR cc*
US+CANADA	558,870	60.9%	436,087	62.7%	28.2%	20.2%
EU	175,155	19.1%	134,620	19.4%	30.1%	28.9%
R.O.W.	147,220	16.1%	111,992	16.1%	31.5%	29.6%
SUBTOTAL	**881,245**	**96.1%**	**682,699**	**98.2%**	**29.1%**	**23.5%**
RAW MATERIALS AND OTHERS**	36,049	3.9%	12,471	1.8%	189.1%	171.5%
TOTAL	**917,294**	**100.0%**	**695,170**	**100.0%**	**32.0%**	**26.1%**

* Constant Currency (cc) excludes the impact of exchange rate movements

** Since January 2014, "Others" (Raw Materials & Others) is not broken down by geographic region. The figures for 2013 have been modified to facilitate comparison.

11

12 SECOND HALF 2014 REPORT 4. PERFORMANCE BY BUSINESS AREA: DIVISIONAL ANALYSIS BIOSCIENCE DIVISION: 74.9% OF GRIFOLS NET REVENUE The Bioscience division generated 74.9% of Grifols turnover, with net revenue of 2,513.5 million euros. Over 95% of the division’s income was generated in international markets. This included strong performances in the United States, ROW and the recovery in Spain, where net revenue rose by 7.4%. The main engine of growth continues to be rising sales volumes of IVIG and alpha-1 antitrypsin. Albumin has maintained a positive trend and sales of coagulation factor VIII have improved in the last quarter. Major initiatives to generate opportunities for growth and increase the commercial profile of the division include: 1. Improving the diagnosis of alpha-1 antitrypsin deficiency (AAT) in the North America and Europe. The Alpha-1 Foundation estimates that around 3% of patients diagnosed with COPD (chronic obstructive pulmonary disease) actually suffer from undetected AAT deficiency. To address this issue, Grifols has developed a unique, innovative system, AlphaKit® QuickScreen, which detects whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of this disease, in 15 minutes using blood from a finger prick. In addition, Progenika Biopharma, is working on the development of a new product to genetically identify alpha-1 antitrypsin deficiency. In 2014, the existing Barcelona’s facilities were validated and approved as an alternative to North Carolina plant for the production of Alpha-1 antitrypsin, and the product from this plant has been classified as “suitable” for sale in Europe. The company has begun construction of a new purification plant in Parets del Vallés to reinforce the production of its alpha-1antitrypsin (Prolastina® ) once finalized in 2017. This plant will concentrate production of this product for the European market, to meet future growth in demand. 2. Consolidation of commercial presence in China and other emerging countries where the consumption of plasma proteins such as albumin is growing strongly as a result of a growing middle class with greater access to treatment and longer life expectancy. In 2013 the representative office in Shanghai became a commercial subsidiary. The group also has a direct commercial presence in Hong Kong and Dubai. 3. Innovation and product differentiation: a portion of R&D spending is allocated to improving existing products to adapt them to the specific needs of patients. In 2014, United States approved the new 400 ml version of IVIG Gamunex® -C. This product is now available in six presentations, meaning that the dose can be more closely matched to individual patient prescriptions. There have also been significant improvements for hemophiliac patients. Two major achievements have been FDA authorization for a new, more concentrated factor VIII-von Willebrand factor (Alphanate® 2000 IU), reducing administration time by up to 30% for people with hemophilia A who need a higher dose than the established one in order to prevent bleeding episodes, and the launch of an electronic diary for patients that can be accessed from any mobile device, designed to improve the lives of patients with hemophilia. The diary will help these patients to plan a wide range of disease-related issues, improving compliance and monitoring.

13 SECOND HALF 2014 REPORT Industrial Plasma Service The Industrial Plasma Service processed 2.6 million liters of plasma from the Integrated Hospital Plasma Processing program that has operated in Spain for 25 years, in the Czech Republic and Slovakia for 17 years, and in Canada. This is an industrial hospital plasma fractionation service that operates under a fractionation contract with the health authorities. In 2014, Grifols won a one year contract from the Madrid Regional Government (Spain) to fractionate plasma from the Madrid Health Service to obtain plasma-derived products for therapeutic use. Grifols also offers a specific service for the Inactivation of Hospital Transfusion Plasma. In 2014, the number of units inactivated rose from 36,209 to 39,234. Obtaining raw material In 2014, the volume of plasma collected was around 7.5 million liters, an increase of 6.9% compared to the previous year. Over the course of the year, Grifols’ network of donor centers received approximately 25,000 donations per day. Process safety, and quality and control systems The safety of processes and products is paramount for Grifols, as is the implementation of quality systems that underpin our competitive advantage. Improvements implemented during 2014 include: • The implementation of a Cross Donation Check System in several donor centers, combined with the use of new techniques (citrate, proteins and electrophoresis) to apply additional safety measures to plasma. • Validation of the use of NAT techniques to analyze finished product with the Procleix® platform, which will simply and improve quality controls. • Validation of serological detection of hepatitis B surface antigen (HBsAg), of HIV-specific antibodies (anti-HIV) and of hepatitis C antibodies (anti-HCV) in finished product. Grifols Engineering continues to work on the development of robotic technology to automate the process of preparing plasma batches using plasma from the United States, and is making progress towards the integration of radiofrequency identification (RFID) on plasma bottles for control through the entire supply chain. Grifols’ commitment to patients has also seen the company reach agreement to donate up to 60 million international units (IU) of clotting factors to the World Federation of Hemophilia over a three-year period. This will ensure the availability of an average of 40,000 doses to treat approximately 10,000 patients until 2017, in developing countries where access is insufficient. In 2014, 16 million IU of factor VIII were donated. Key activity indicators 2014 No. of plasmapheresis centers 150 Average daily no. of plasma donations approx. 25,000 No. of donations analyzed (annual capacity) + 15 million donations Liters of plasma 7.5 million liters No. of fractionation plants 3 plants Installed fractionation capacity 12.5 million liters/year

14 SECOND HALF 2014 REPORT DIAGNOSTIC DIVISION: 18.5% OF GRIFOLS NET REVENUE Total net revenue of the Diagnostic division was 620.0 million euros in 2014, of which over 90% was generated outside Spain. This business has increased its share of the company’s total net revenue to 18.5%, primarily as a result of the incorporation of the transfusion diagnostics unit, which has enabled the division to expand and complete its portfolio of equipment and reagents, making Grifols the only company to offer integrated solutions for blood and plasma donor centers. These integrated systems are based on ensuring the safety and control of the entire process, from donation through to transfusion. Major initiatives to generate opportunities for growth and increase the commercial profile of the division include: 1. Internationalization in strategic markets. Winning the seven year contract to supply NAT technology (Procleix® NAT Solutions) to the Japanese Red Cross for the analysis of blood donations in Japan was one of the year’s key achievements. In addition, NAT technology has been introduced in Vietnam and the Philippines, key countries in the bid to penetrate the Asia-Pacific region, one of the most promising regions for this line. A further development saw the renewal of the agreement with the Red Cross Society of China (Beijing, China) for the supply of immunoreagents, instrumentation, tests and other services using NAT blood testing technology. In Latin America, the Promonitor® product range has been launched in Chile. This commercial brand covers the ELISA device line, developed by Progenika Biopharma in the laboratory reagents sector (immunoassays). These make it possible to monitor patients being treated with biological medicines for diseases such as rheumatoid arthritis and other chronic inflammatory diseases. The Intercept Blood System® is now being marketed in Mexico. This system, developed by US firm, Cerus, is used to inactivate pathogens in platelets and plasma, reducing the risk of disease transmission during blood transfusions. 2. New products. A key development was the presentation in the United States of a new catalog of immunohematology products using DG® Gel technology based on the Erytra® analyzer, which reduces analysis times for blood banks and hospital transfusion services. This system is the first genuine innovation in immunohematology laboratory automation in the United States market in five years. The company has also improved its transfusion medicine range with the launch of the next generation of BLOODchip® products, and aims to lead the expansion of the blood genotyping segment with this DNA-based technology for determining patient and donor blood groups. The ID CORE® XT blood compatibility diagnostic kit, capable of determining 37 antigens of 10 blood groups in less than 4 hours, has obtained European Conformance (CE) marking, underpinning use of the test in clinical settings and opening new opportunities both in Europe and in other countries that recognize this accreditation. The equipment has already been installed in countries such as Norway and Canada. New approvals have also been obtained for the Procleix® NAT Solutions range of transfusion safety products. The Procleix® Xpress system, Grifols’ new pipetting platform to create aliquots and prepare samples for storage using nucleic acid amplification technology (NAT), obtained CE marking and FDA approval in the first half of the year, and the system has been released in Europe and the United States. The new Procleix® HEV, a specific reagent to detect the hepatitis E virus using NAT technology on the automated Procleix® Panther® platform, also received CE marking.

15 SECOND HALF 2014 REPORT HOSPITAL DIVISION: 2.8% OF GRIFOLS NET REVENUE The net revenue of the Hospital division in 2014 was 94.8 million euros, decreasing by 2.4% (-0.2% cc) as a result of the termination of a parenteral solutions third-party manufacturing contract. Net revenue in Spain rose slightly, while there was no significant change in international markets. Around 30% of the division’s turnover is currently generated in foreign markets. Major initiatives to generate opportunities for growth and increase the commercial profile of the division include: 1. Supporting the internationalization of the products and services of the Hospital logistics and Intravenous therapies lines in the United States and Latin America. Significant developments included: two hospital logistics projects in Chile, consolidating the company’s position as one of the leading suppliers of products and services for hospital pharmacy in Latin America; automation of the pharmacy service at one of the most important private hospitals in Buenos Aires (Argentina); and the installation of clean rooms for the preparation of intravenous solutions under sterile conditions in several centers in the United States. Approval has also been granted in Brazil to market the Gri-fill® system for the automated preparation of intravenous solutions. The successful registration of blood bags in Canada and the application for the FDA sales license for the 500 ml saline solution will contribute to the division’s international commercial development. 2. Creation of a Contract Manufacturing department as part of an organizational restructuring to promote thirdparty manufacturing services, one of the business lines with the greatest potential for growth within this division. The dossier for an analgesic in polypropylene bag for the North American market has been submitted to the FDA, and development work continues on a pre-diluted, non-steroidal anti-inflammatory in bag presentation for Europe and the United States. 3. Renewal and expansion of third-party product distribution. The following contracts have been renewed: with German firm Panjunk for the distribution of anesthesia cannulas in Spain; with Woo Jong Medical for the sale of its Accufuser® elastomeric subcutaneous infusion pumps; and for the distribution of the Pyxis® system for the Iberian Peninsula and Latin America. Over the next 12 years, Grifols will continue to distribute this automated dispensing system in Spain, Portugal and Latin America. 4. New products. The Spanish Agency for Consumption, Food Safety and Nutrition (AECOSAN) has authorized two new enteral nutrition products specifically for diabetics, with sales starting in the final quarter of the year, and approval has also been granted to ready to use, pre-diluted potassium solutions and fluid therapy products.

16 SECOND HALF 2014 REPORT 5. INVESTMENT ACTIVITIES: R&D, CAPEX, ACQUISITIONS BROAD R&D PORTFOLIO Once again, Grifols’ commitment to research has been recognized both, in Spain and internationally. For the second year running, Grifols has been ranked one of the 100 most innovative companies in the world by Forbes magazine. Its R&D activity has also been rated as “excellent” by the Profarma Plan in Spain, a joint program of the Department of Industry, the Department of Health, and the Department of the Economy and Competitiveness. The program is designed to promote scientific research, development and technological innovation in the pharmaceutical industry. Grifols’ commitment to research and development takes the form of a solid investment policy, and in 2014 the group increased its allocation by 46.6%9 to 180.8 million euros, a figure that represents 5.4% of net revenue. The policy is also supported by investing in companies and R&D projects in fields of medicine lying outside the scope of Grifols’ main activities, an approach that has helped to ensure the continuity of projects whose aim is to improve the quality of health care. The company has implemented a flexible, cross-disciplinary research strategy, designed to promote the exchange of information and knowledge between the different research areas of the group. As part of this approach, the creation of multidisciplinary groups has been encouraged, with the joint aims of detecting new opportunities for Grifols products and improving industrial productivity. Grifols’ commitment to innovation in its research programs is essential to the development of safe, effective plasmaderived products. The main research lines include: Main projects in the Bioscience division: Alpha-1: new indications • Pulmonary emphysema associated with alpha-1 antitrypsin deficit (Prolastin®-C): The phase IV clinical trial to evaluate the efficacy and safety of Prolastin®-C in patients with pulmonary emphysema due to alpha-1 antitrypsin deficit, requested by the FDA following product approval, continues. • Alpha-1 and type 1 diabetes mellitus: Phase II of a clinical trial to evaluate the safety and pharmacokinetics of the liquid formulation has begun, as has another phase II clinical trial of the use of alpha-1 antitrypsin in the treatment of type 1 diabetes mellitus (juvenile diabetes). • Inhaled alpha-1 and cystic fibrosis: During 2014 the protocols of the phase IIb clinical trial to evaluate the safety and tolerance of the treatment of cystic fibrosis with a new inhaled formulation of alpha-1 antitrypsin were completed. Immunoglobulins: New indications and new presentations • Gamunex® SubQ for subcutaneous administration in pediatric population: The protocol of a study designed to obtain efficacy data for the subcutaneous administration of Gamunex® SubQ in the pediatric population was presented to the FDA in June 2014. • 20% subcutaneous immunoglobulin: In 2015, it is expected that the dossier to start a clinical trial for 20% subcutaneous immunoglobulin will be submitted. • Gamunex® 40g vial: In the fourth quarter of 2014 the new format of Gamunex® in a 40g vial was launched in the United States. Approval was granted in Canada in late 2014, with the product scheduled to be launched in early 2015. European Union approval for this format is expected to be received in early 2015. • IVIG and myasthenia gravis (MG): In November 2014 the documentation was submitted for two new indications (steroid reduction and improvement of symptoms) in the study of IVIG Gamunex® as a maintenance treatment for myasthenia gravis (MG), a chronic, autoimmune neuromuscular disease characterized by varying degrees of weakness of the body’s skeletal muscles. The study is scheduled to begin in 2015. • Intramuscular immunoglobulin: In the fourth quarter of the year the report of the clinical trial (Hyperimmune Platform Conversion) finalized. The trial was for the modernization of the production process for intramuscular gammaglobulins to improve the product’s already high safety profile. Fibrin biological sealant Biosurgery represents a new specialist research line, pursued as an interdisciplinary R&D project. Research is focusing on the development of a biological adhesive designed to aid healing or as a sealant for vascular, organ and soft tissue surgery. This involves developing new uses for plasma proteins that go beyond traditional replacement therapies. Of the four clinical trials under way – two in vascular surgery and two in non-vascular surgery (organ and soft tissue surgery) – during the second quarter of 2014, the vascular surgery clinical trial being conducted in Europe was completed. In the fourth quarter, the license application was submitted to the EMA, with the expectation that it will be registered during the second quarter of 2015. 9 Excluding the resources that the company allocates to R&D through its investee companies.

17 SECOND HALF 2014 REPORT The other three trials required by the FDA to obtain approval in the United States are at phase III. In December 2014 the enrolment of subjects participating in the main part of the trial (soft tissue) was completed, and the other two trials were extended to Serbia and Hungary to speed up the recruitment process. New proteins – plasmin In August 2014, patient recruitment for the phase II clinical trial into the use of plasmin in cases of acute peripheral arterial occlusion was completed. The report on the clinical study into the use of this plasma protein in cases of cerebrovascular accident (CVA) was completed in the fourth quarter of 2014. Main projects in the Diagnostic division: There were two key projects in the Diagnostic division. A new medium-capacity analyzer has been developed, incorporating improvements to the Erytra® device, with the first units due to be released in 2015. In the reagents area, work is ongoing on new clone formulations with the aim to expand and improve the existing product range. This is currently at the stability study stage and, it will be submitted to the health authorities during 2015. Main projects in the Hospital division: Three fluid therapy projects are under way in the Hospital division: a redesign of the Gri-fill® system, for the automated preparation of intravenous mixtures; a new solution for the treatment of ictus, which is currently at phase III clinical trial; and an anticoagulant solution for the United States market. In the blood bank line, an application for European Conformance (CE marking) for the red blood cell inactivation set under development by Grifols in partnership with Cerus is due to be submitted in the first quarter of 2016. This is currently at the clinical trial phase in France, Germany, the United States and Italy. Finally, Grifols is working in partnership with Cerus to develop a reconstitution set that, in conjunction with the Gri-fill® system, will offer the safe, automatic reconstitution of reagents used in the inactivation process. Key events 2014: Participation in the United Kingdom Dementias Research Platform (UKDP) via Araclon Biotech The UKDP is a public–private consortium with the aims of early detection, improved treatment and prevention of dementias. One of its main projects is the creation of a macro database, to be made available to all research groups, providing descriptions of over 1,500 individuals in asymptomatic states of dementia. The Grifols company, Araclon Biotech, will use its ABTest to analyze the blood samples of participants to identify possible biomarkers of Alzheimer’s disease, one of the types of dementia included in the study. AMBAR study receives Diario Médico prize for the best ideas of 2014 The 13th edition of the Diario Médico awards, with over 1,400 entrants in a range of categories, has recognized Grifols’ AMBAR study (Alzheimer Management by Albumin Replacement) as one of the best ideas of the year. This multicenter clinical trial investigates a combined treatment of plasma exchange and apheresis with the administration of plasma proteins, principally albumin at different intervals and doses, for the treatment of Alzheimer’s disease. Grifols presents GATRA, a new grant program Designed to support basic and clinical research studies into the therapeutic uses of anti-thrombin, the development of new research ideas, the study of its action mechanisms, the description of new applications, and increased understanding of its clinical effects in a number of different indications. The program awards two annual grants, worth 50,000 euros each, for a research period of twelve months.

18 SECOND HALF 2014 REPORT CAPITAL EXPENDITURE (CAPEX) In 2014, the company completed its yearly CAPEX plan allocating a total of 251.8 million euros to expanding and improving its manufacturing facilities both in Spain and the United States, including measures designed to strengthen the Diagnostic division following the expansion of the group’s presence in the transfusional diagnostics sector, and those aimed at the Hospital division. From a corporate perspective, major developments include the modernization of Grifols’ offices and facilities in Madrid (Spain), Shanghai (China), Pisa (Italy) and Raleigh (North Carolina, United States). Bioscience division: Increased fractionation and protein purification capacity The Bioscience division has been the beneficiary of a major portion of the investment plan, with the aim of gradually expanding the group’s manufacturing facilities and improving the plasma collection centers' structure in the United States. Projects completed and validated during the year include: 1. Completion and FDA license for the new plasma fractionation plant at Parets del Vallés (Barcelona, Spain). 2. Completion and FDA license for the new plasma fractionation plant at Clayton (North Carolina, United States). When both of these plants are operational, Grifols will have an installed plasma fractionation capacity of 12.5 million liters of plasma per year. During 2015 and 2016 the two North Carolina plants will operate simultaneously. This will have an impact on margins that will remain until all production has been transferred to the new plant. 3. FDA approval for new IVIG purification plant in Los Angeles (California, Los Angeles). Grifols has allocated more than 30 million euros to expanding and relocating plasma donor centers; improving infrastructure related to the classification, preparation and storage of raw materials; and developing and implementing new IT technology to improve monitoring and efficiency. This process is exemplified by the Bellflower plasma donor center (Los Angeles, United States), the most modern center in the Grifols network, which will operate as a pilot center for the implementation of innovative technologies developed by Grifols. The investment has a total value of 4.0 million euros. Diagnostic division The Diagnostic division has benefited from the introduction of a new machine to produce DG-Gel® cards at the Parets del Vallés plant, and the warehouse redesign. In the technical area, investment has focused on the purchase of new equipment to improve analytical capacity and reduce manual tasks. Hospital division Capital expenditure in the Hospital division, aligned with the growth strategy for this business area, focuses on increasing capacity and productivity in the manufacture of fluid therapy solutions, to consolidate the division’s presence in the Spanish market and to meet expected growth in other markets such as the United States. Investment has also been allocated to optimizing the blood bag manufacturing process to support international expansion. Major projects during the year included: 1. Installation of a new solvent line for lyophilized plasmaderived products at the Parets del Vallés plant, providing for the manufacture of glass vials of sterile water for injection as solvent. The total value of the investment is 2.7 million euros, and when operational it will increase the manufacturing capacity of the plant and support third party manufacturing. 2. Expansion of the automated warehouse at the Murcia industrial complex has been completed. This complex houses one of Grifols’ three logistics platforms in Spain.

19 SECOND HALF 2014 REPORT Capital expenditure in investee companies Capital expenditure (CAPEX) in companies in which Grifols has a stake includes the project that brings all of Araclon Biotech’s research activity together in a single building in Zaragoza (Spain). Araclon is a R&D company specializing in immunotherapy and diagnosis of Alzheimer’s and other degenerative diseases. Its research projects are part of Grifols’ global Alzheimer’s research strategy, focusing on three key fields: early diagnosis, vaccine development and new treatments to slow down its progress. Ongoing projects as part of the Capital Expenditure Plan 2014–2016 The majority of current investments are part of the capital expenditure plan for the period 2014–2016, with a budget of approximately 600 million euros. The projects scheduled to reach completion during this period include: Bioscience division 1. New plant for the purification, dosing and sterile filling of alpha-1 antitrypsin (Prolastina®) for the European market at the Parets del Vallès industrial complex. The total investment will be approximately 31 million euros. The plant is scheduled to come on stream in 2017. 2. Expansion of the fraction V purification plant to produce albumin at the Clayton industrial complex. The total investment will be 22 million euros. 3. New facilities at the Clayton industrial complex for dosing and filling product vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system. Sterile filling is one of the most critical points of the manufacturing process. The total investment will be 29.7 million euros. 4. New logistics center and raw materials warehouse at the Clayton industrial complex. The 7,896 m2 building has storage capacity for 3 million liters of plasma, at low temperatures (-30ºC). It also allow for preparation for shipment to different manufacturing plants, and fractionation pool simulation. The planned investment is valued at 25 million euros. 5. Expansion of the albumin purification, dosing and sterile filling plant at Los Angeles (California, United States). The total investment will be 21 million euros. Diagnostic division 6. New plant at Emeryville to modernize the production of antigens for immunological diagnostics. Planned investment of 59 million euros. 7. Construction of a new plant in Brazil to manufacture bags for the extraction and conservation of blood components The project will benefit from a planned investment of 9.5 million euros, and has been implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda (CEI) owning the remaining 40%. Construction is scheduled to take two years. Once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America. Hospital division 8. Expansion (phase IV) of the plant at the industrial complex in Murcia, adding two new lines – a blood bag manufacturing line and a fourth parenteral solutions line – to concentrate all production at a single complex. Investment of 6.7 million euros. 9. Construction work to expand offices, laboratories and warehouse at Murcia. Corporate 10. Construction of a new logistics center in Ireland, with a planned investment of 45 million euros. It is one of the most important projects of the group. It will enable plasma warehousing to be centralized, and it will facilitate the rapid distribution of goods between manufacturing plants and the company’s subsidiaries. This will give Grifols a more balanced presence in the United States and Europe. The project is part of the Strategic Plan 2013–2017 to optimize operating and distribution infrastructure in response to the increasing globalization of Grifols’ activities.

20 SECOND HALF 2014 REPORT ACQUISITIONS IN 2014 Acquisition of a new transfusion diagnostics unit On January 9, 2014 the purchase of the transfusional diagnostics and immunology unit from Novartis (Novartis International AG) was completed for a total of 1,653 million dollars (1,215 million euros). The transaction was completed under the terms and conditions announced on November 11, 2013, following the necessary legal and regulatory approvals. The operation was implemented through the newly created 100% Grifols-owned subsidiary, Grifols Chiron Diagnostics Corp., subsequently renamed Grifols Diagnostic Solutions, Inc. Grifols funded the acquisition with a 1,500 million dollars bridging loan. This loan was a temporary, short-term funding formula that was repaid in March 2014 following the debt restructuring in the first quarter of the year. This operation has enabled the company to accelerate the implementation of a new growth strategy based on promoting complementary activity areas, raising the profile of the Diagnostic division and adding approximately 550 members of staff to the Grifols workforce, with the incorporation of Novartis’ employees. Acquisition of 50% of Kiro Robotics Grifols acquired 50% of the capital of Kiro Robotics, a spin-off from the health unit of Corporación Mondragón, by subscribing an equity offering for 21 million euros in cash. Kiro Robotics is a technology company specializing in the automation of equipment for the hospital sector and it has developed one of the most sophisticated pieces of hospital pharmacy technology in the world: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy treatment.

21 SECOND HALF 2014 REPORT 6. OTHER RELEVANT INFORMATION HUMAN RESOURCES The Grifols workforce in 2014 consisted of 13,980 employees, an increase of 11% compared to the preceding year. Much of this increase is due to the incorporation of the staff of the Novartis diagnostic unit, acquired in January 2014. However, the number of staff has risen in all regions in which the company has a presence. In the United States, the workforce rose by 10%, in the rest of the world (ROW) by 30%, and in Spain it rose by 9% to 2,981 employees. Average length of service of Grifols staff was 6.3 years, and the average age was 38, although almost 60% of the workforce is below 40 years of age. Gender balance (45% men and 55% women), confirms once again the company’s commitment to gender equality. The three key concerns of Human Resources have been to safeguard jobs, to promote professional development, and to optimize the incorporation of new employees. In 2014, technical and scientific training, and business and personal skills development training were increased, addressing issues such as quality, good manufacturing practice, prevention, safety and the environment, among others. A new online performance evaluation tool, to support personal and professional development, is being implemented. This tool will strengthen positive behaviors, identify points for improvement, and promote dialogue between line managers and team members to define the individual development plan needed by employees to achieve their full potential and direct their efforts towards concrete objectives. In 2014 the tool was rolled out in Spain, the United States and some subsidiaries, with the aim that the evaluation process will be implemented globally by 2017. With respect to training, total hours, the number of courses, and the number of participants all rose significantly compared to the preceding year. Over 400,000 hours of training were delivered – more than 32 hours of training per employee per year – beating the targets for increased training compared to the preceding year. ENVIRONMENTAL MANAGEMENT With respect to the environment, 2014 saw the start of the new environmental program for the period 2014–2016, establishing targets for energy efficiency, the management of water resources, and waste management. It sets out actions designed to deliver annual reductions of 3.2 million kWh in electricity consumption, 10 million kWh of natural gas, 63,000 m3 of water consumption, and the reuse of 120,000 m3 of clean water each year. Waste management measures emphasize recycling, with the aim of increasing the current figure of 6,000 tons of waste recycled per year. These actions will be implemented both at new and existing manufacturing and administrative premises. For example, the new immunoglobulin purification plant in Los Angeles incorporates automated clean-in-place systems (CIPs) in reactors to save water, and variable frequency drives, highefficiency pumps and insulation of piping to improve energy efficiency. The new raw material warehouse in Clayton is being built in accordance with the LEED standard (Leadership in Energy & Environmental Design), a system for the certification of sustainable buildings validated by the U.S. Green Building Council. Achievements during the first year of the new environmental plan 2014–2016 include: • Reducing electricity consumption by 239,000 kWh at the Diagnostic division plant at Parets del Vallés as a result of monitoring and adjusting the air conditioning system. • The recycling of 4,500 m3 of water per year from the albumin pasteurizers for use in the cooling towers at Parets del Vallés. • A 13,000 m3 reduction in the consumption of water for injection at the Clayton plant.

22 SECOND HALF 2014 REPORT • Improvements to the waste water neutralization system at the Los Angeles plant. • The recycling of more than 1,000 tons of liquid waste per year with high Chemical Oxygen Demand (COD) at the Parets del Vallés plant, and of 1,100 tons of production paste residues at the Clayton plant, which are to be used to produce biogas to generate electricity and useful heat through cogeneration. As part of its commitment to the environment and to improving the area where it conducts its industrial activities, in 2014 Grifols signed a partnership agreement with the Consortium to Protect the Besòs River Basin, under which it will make a financial contribution to two projects to improve the Tenes River. As in previous years, Grifols participated in the Carbon Disclosure Project (CDP), an initiative designed to recognize the commitments of various participating companies to reduce emissions and mitigate the risks of climate change. This program represents 722 institutional investors with assets worth over 87 trillion dollars. In 2014, Grifols obtained a score of 96 out of 100, six higher than the previous year, making Grifols one of the highest ranking of the 125 largest companies in Spain and Portugal, and the leading company in the health sector. INFORMATION TECHNOLOGIES (IT) Grifols’ processes are highly automated and make intensive use of technology. At the same time, the company’s international expansion requires the provision of solutions and services to support the different business areas in more than 25 countries. Throughout 2014, a number of initiatives and projects aimed to ensure the smooth integration of the diagnostic unit with Grifols’ existing systems. In the company’s 150 plasma donor centers, the DMS platform (Donation Management System) has been harmonized and a new donor self-registration platform implemented to speed up the accreditation process using touchscreen booths (Donor Doc). In the commercial area, an internal Sales & Marketing platform has been implemented to enable the development of mobile applications and the opening of a new customer care center. In the finance area, a tool is being implemented for the new contracting system. Work continues on developing systems in logistics centers, in addition to a range of improvement processes in the fields of plasma labeling, freezer monitoring, the automation of sample verification, etc. OTHER RELEVANT INFORMATION – COMMITMENT TO TRAINING, RESEARCH, THE ENVIRONMENT AND SOCIETY If you want to know more about Grifols activities and achievements in training and the environment, and its commitment to research and society through its non-profit foundations, please visit the website at http://www.grifols. com/

23 SECOND HALF 2014 REPORT 7. SHARE PRICE PERFORMANCE 2014 has been characterized by divergent behavior in the equity market. While the Ibex-35 closed the year 3.66% up, other European indexes, such as Paris and London, were down. This behavior was also reflected in the performance of Grifols shares. While the ordinary shares (Class A), which are listed on the Spanish Continuous Market and a component of the main index, Ibex-35, (GRF), fell by 4.73% and closed at 33.12 euros per share, the non-voting shares (Class B), which are also listed on the Continuous Market (GRF.P) and in the United States on the NASDAQ (GRFS) via ADRs (American Depositary Receipts), rose by 8.36%, to 28.05 euros per share. The ADR closed at 33.99 dollars per share. 8. GRIFOLS STRATEGIC PILLARS Between 2008 and 2012, Grifols’ strategy focused on expanding the company’s manufacturing capacity. This investment program was designed to increase the volume of plasma protein production, enabling the company to supply more countries and to expand its global presence. As a result, by 2012 Grifols had become the third-largest plasma derivatives manufacturer in the world. In 2013 the company presented a new five-year strategic plan. This new route map was designed to make the company one of the most efficient and competitive in the industry. Although the strategic plan focuses strongly on the main business line, development of the Diagnostic and Hospital divisions complements the Bioscience line and diversifies the company’s product portfolio. The Strategic Plan 2013–2017 is based on five pillars of growth: 1. Optimizing the core business: Involves optimizing the cost per liter of plasma, which means balancing the sales of all the products the company obtains from each liter of plasma to increase income and reduce the cost per product. It translates in increasing competitiveness by improving operating margins. 2. Global expansion: Capitalizing on opportunities for growth and expanding the customer base. Involves increasing the company’s presence in existing markets by offering new products and services, and accessing new countries and markets. 3. Leadership in manufacturing capacity: Grifols has developed great expertise in planning investments and infrastructure to ensure that the company always has sufficient manufacturing capacity to respond to future demand for plasma-derived products. The company’s main aim is to ensure adequate capital expenditure to maintain its leadership in both plasma supply and manufacturing capacity. 4. Accelerating innovation • By identifying, promoting and developing a portfolio of competitive R&D projects for the three divisions, generating future growth by developing new products and identifying new indications. • Innovating in quality and safety, in order to continue to set the standard for plasma industry. • Developing a presence in other fields of medicine with longterm R&D projects, through participation in biotechnology companies 5. Diversifying the business: Driving all three divisions and continuing to pursue synergies by developing integrated products and service models for the treatment of illnesses that differentiate the company from competitors. In order to succeed in today’s rapidly changing global economy, it is not enough to simply be competitive. It also requires an additional key advantage: the skills of people. This is why Grifols is committed to developing the talents of its staff, through continuous professional development, fulfilling the company’s global training requirements, and enhancing all knowledge areas. Within five years Grifols aims to be one of the most efficient and competitive companies in the industry, and to be leaders in plasma collection, manufacturing capacity, quality and safety, with a diversified, balanced business model, and an increased geographic presence and product portfolio.

24 SECOND HALF 2014 REPORT PROFIT AND LOSS ACCOUNT IN THOUSANDS OF EUROS 2014 2013 % VAR. NET REVENUE 3,355,384 2,741,732 22.4% COST OF SALES (1,656,170) (1,323,880) 25.1% GROSS PROFIT 1,699,214 1,417,852 19.8% % NET REVENUE 50.6% 51.7% R&D (180,753) (123,271) 46.6% SGA (660,772) (558,461) 18.3% OPERATING EXPENSES (841,525) (681,732) 23.4% OPERATING RESULT 857,689 736,120 16.5% % NET REVENUE 25.6% 26.8% FINANCIAL RESULT (261,427) (237,419) 10.1% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (6,582) (1,165) 465.0% PROFIT BEFORE TAX 589,680 497,536 18.5% % NET REVENUE 17.6% 18.1% INCOME TAX EXPENSE (122,597) (155,482) -21.2% % OF PRE-TAX INCOME 20.8% 31.3% CONSOLIDATED PROFIT FOR THE YEAR 467,083 342,054 36.6% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (3,170) (3,497) -9.4% GROUP PROFIT FOR THE PERIOD 470,253 345,551 36.1% % NET REVENUE 14.0% 12.6% EBITDA 1,047,161 864,588 21.1% % NET REVENUE 31.2% 31.5% ADJUSTED 1 EBITDA 1,074,159 917,366 17.1% % NET REVENUE 32.0% 33.5%

25 SECOND HALF 2014 REPORT BALANCE IN THOUSANDS OF EUROS DECEMBER 2014 DECEMBER 2013 ASSETS NON-CURRENT ASSETS 5,536,627 3,701,376 GOODWILL AND OTHER INTANGIBLE 4,243,093 2,775,576 PROPERTY PLANT & EQUIPMENT 1,147,782 840,238 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 54,296 35,765 NON-CURRENT FINANCIAL ASSETS 9,011 15,196 OTHER NON-CURRENT ASSETS 82,445 34,601 CURRENT ASSETS 2,913,122 2,139,660 INVENTORIES 1,194,057 946,913 TRADE AND OTHER RECEIVABLES 615,748 465,581 OTHER CURRENT FINANCIAL ASSETS 502 1,200 OTHER CURRENT ASSETS 23,669 17,189 CASH AND CASH EQUIVALENTS 1,079,146 708,777 TOTAL ASSETS 8,449,749 5,841,036 EQUITY & LIABILITIES EQUITY 2,662,888 2,107,204 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,088,337 883,415 TREASURY STOCK (69,252) 0 INTERIM DIVIDENDS (85,944) (68,755) CURRENT YEAR EARNINGS 470,253 345,551 OTHER COMPREHENSIVE INCOME 224,397 (89,281) NON-CONTROLLING INTERESTS 4,765 5,942 NON-CURRENT LIABILITIES 4,707,150 3,018,536 NON-CURRENT FINANCIAL LIABILITIES 4,154,630 2,553,211 OTHER NON-CURRENT LIABILITIES 552,520 465,325 CURRENT LIABILITIES 1,079,711 715,296 CURRENT FINANCIAL LIABILITIES 194,726 258,144 OTHER CURRENT LIABILITIES 884,985 457,152 TOTAL EQUITY AND LIABILITIES 8,449,749 5,841,036

26 SECOND HALF 2014 REPORT CASH FLOW IN THOUSANDS OF EUROS 2014 2013 GROUP PROFIT 470,253 345,551 DEPRECIATION AND AMORTITZATION 189,472 128,469 NET PROVISIONS (21,388) 4,611 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 296,368 73,782 CHANGES IN INVENTORIES (97,023) 17,277 CHANGES IN TRADE RECEIVABLES 26,486 (40,095) CHANGES IN TRADE PAYABLES 114,760 62,416 CHANGE IN OPERATING WORKING CAPITAL 44,223 39,598 NET CASH FLOW FROM OPERATING ACTIVITIES 978,928 592,011 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,234,952) (69,172) CAPEX (251,829) (151,687) R&D/OTHER INTANGIBLE ASSETS (35,210) (21,162) OTHER CASH INFLOW /(OUTFLOW) 887 5,987 NET CASH FLOW FROM INVESTING ACTIVITIES (1,521,104) (236,034) FREE CASH FLOW (542,176) 355,977 PROCEEDS FROM/(PAYMENTS) FOR EQUITY INSTRUMENTS (69,252) 35,221 ISSUE (REPAYMENT) OF DEBT 1,226,339 (79,413) DIVIDENDS (156,007) (69,138) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (159,962) 8,184 NET CASH FLOW FROM FINANCING ACTIVITIES 841,118 (105,146) TOTAL CASH FLOW 298,942 250,831 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 708,777 473,327 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 71,427 (15,381) CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 1,079,146 708,777

27 SECOND HALF 2014 REPORT GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 1 Adjusted EBITDA: excludes non-recurring costs and associated with recent acquisitions. 2 Adjusted Net Profit: excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions. 134 133 132 131 130 129 128 127 126 125 124 123 122 121 120 119 118 117 116 115 114 113 112 111 110 109 108 107 106 105 104 103 102 101 100 99 98 97 96 95 94 93 92 91 90 89 88 87 86 85 84 83 82 2014 FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC GRIFOLS B: 108.36 GRIFOLS: 95.27 IBEX : 103.66 (BASE 100, FROM JANUARY 1 TO DECEMBER 31 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: February 26, 2015